SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                               For April 30, 2003

                         Commission File Number: 1-15154

                           ALLIANZ AKTIENGESELLSCHAFT

                               Koeniginstrasse 28
                                  80802 Munich
                                     Germany


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                             Form 20-F X  Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes           No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-13462) OF ALLIANZ AKTIENGESELLSCHAFT AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

The Annual General Meeting for 2003 at Allianz AG voted on the resolutions proposed by the Supervisory Board and the Board of Management and approved all proposals with a significant majority.

The dividend will remain, as expected, at 1.50 euros for each Allianz share. A large majority also voted to approve the actions of the members of the Board of Management and Supervisory Board.

New elections to the Supervisory Board
The shareholders elected the following new candidates to the Supervisory Board:

* Dr. Wulf H. Bernotat, Chairman of the Board of Management of E.ON AG from May 1, 2003
* Dr. Renate Kocher, head of the Institute for Demoscopy, Allensbach
* Dr. Henning Schulte-Noelle, Chairman of the Board of Management of Allianz AG until April 29, 2003.

The following Members of the Supervisory Board were reelected:
* Dr. Diethart Breipohl, former Member of the Board of Management of Allianz AG
* Bertrand Collomb, President Directeur General at Lafarge
* Dr. Gerhard Cromme, Chairman of the Supervisory Board of ThyssenKrupp AG
* Jurgen Dormann, President of the Administrative Council and Chairman of Group Management at ABB Ltd.
* Dr. Manfred Schneider, Chairman of the Supervisory Board of Bayer AG
* Dr. Hermann Scholl, Chairman of the Executive Management of Robert Bosch GmbH
* Jurgen E. Schrempp, Chairman of the Board of Management of DaimlerChrysler AG

Dr. Albrecht Schafer, general counsel at Siemens AG and Dr. Jurgen Than, general counsel at Dresdner Bank AG, were elected deputy members. Dr. Klaus Liesen, Dr. Uwe Haasen and Dr. Bernd W. Voss resigned from the Supervisory Board.

Other Members of the Supervisory Board
The employees of the Allianz Group in Germany elected the following as their representatives:

Representatives of employees
* Norbert Blix, Allianz Versicherungs-AG Hamburg
* Claudia Eggert-Lehmann, Dresdner Bank AG Dortmund
* Peter Haimerl, Dresdner Bank AG Munich
* Frank Ley, Allianz Lebensversicherungs-AG, Stuttgart
* Sultan Salam, Dresdner Bank AG Head Office
* Margit Schoffer, Dresdner Bank AG Aalen

As representative of senior employees ("Leitende Angestellte")
* Herbert Pfennig, Dresdner Bank AG Stuttgart

As labor union representatives
* Hinrich Feddersen, Verdi
* Prof. Dr. Rudolf Hickel, Verdi
* Karl Neumeier, DHV

New authorized capital
The "Authorized Capital 2001/I" already approved by the Annual General Meeting in 2001 was used fully in the current capital increase. The instrument of authorized unissued capital gives companies the option of issuing new shares without delay and independently of the annual cycle of the annual general meeting. The company also requires this scope if there is no current need for a capital increase. The shareholders therefore decided to approve the creation of new Authorized Capital 2003/II with a total value of up to 300 million euros. The Annual General Meeting also voted to renew the Authorized Capital 1998, that is due to expire on July 7, 2003. The authorized capital serves to protect against dilution caused by bonds carrying conversion or option rights that might be issued in the future.
Those eligible to vote have also voted in favor of renewing authorizations to acquire company shares for trading and other purposes. This in particular allows Dresdner Bank AG, which is part of the Allianz Group, to trade in Allianz shares.

Additional changes to the Articles of Association
The shareholders also voted in favor of the new regulation governing remuneration for members of the Supervisory Board. These implement the appropriate recommendations of the German Corporate Governance Codex. The shareholders also decided for the additional changes to the Articles of Association, which adapt them to new German legislation, especially the Transparency and Publicity Law, and clarify existing provisions. Finally, a vote was passed in favor of the control and profit transfer agreements between Allianz AG and various controlled enterprises. The Annual General Meeting approved all the resolutions by a majority of more than 90 percent, almost 40 percent of the equity capital being represented. The Annual General Meeting rejected counterproposals submitted by individual shareholders by a large majority.

Cautionary Note Regarding Forward-Looking Statements:
Certain of the statements contained herein may be statements of future expectations and other forward-looking statements that are based on management's current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words `may, will, should, expects, plans, intends, anticipates, believes, estimates, predicts, potential, or continue' and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to, without limitation, (i) general economic conditions, including in particular economic conditions in the Allianz Group's core business and core markets, (ii) performance of financial markets, including emerging markets, (iii) the frequency and severity of insured loss events, (iv) mortality and morbidity levels and trends, (v) persistency levels, (vi) the extent of credit defaults (vii) interest rate levels, (viii) currency exchange rates including the Euro-U.S. Dollar exchange rate, (ix) changing levels of competition, (x) changes in laws and regulations, including monetary convergence and the European Monetary Union, (xi) changes in the policies of central banks and/or foreign governments, (xii) the impact of acquisitions, including related integration issues, (xiii) reorganization measures and (xiv) general competitive factors, in each case on a local, regional, national and/or global basis. Many of these factors may be more likely to occur, or more pronounced, as a result of terrorist activities and their consequences.

The matters discussed herein may also involve risks and uncertainties described from time to time in Allianz AG's filings with the U.S. Securities and Exchange Commission. The company assumes no obligation to update any forward-looking information contained herein.

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                ALLIANZ AKTIENGESELLSCHAFT



                                  By:    /s/ Dr. Reinhard Preusche
                                       -----------------------------------------
                                        Dr. Reinhard Preusche
                                        Group Compliance



                                  By:    /s/ Dr. Giovanni Salerno
                                       -----------------------------------------
                                        Dr. Giovanni Salerno
                                        Group Compliance


Date:      April 30, 2003